

Thiha Min · 3rd

Co-Founder and CTO at Syr

San Francisco, California, United States · **Contact info**

500+ connections

 Syr

 The University of Texas at Austin

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Experience


Co-Founder and CTO
Syr
Jun 2021 - Present · 9 mos

Working on an app which is more of a sharing community where people share what they like. It will have an aspect of 'trust' based around user reviews. If many people are recommending something on the app, you might want to buy that product or do that activity. Ping us if you lik ...see more

 


Postmates Inc.
9 yrs 11 mos

Software Engineer
Oct 2017 - May 2021 · 3 yrs 8 mos

Did backend and data pipes for the first version of the restaurant recommendation system at Postmates.
Optimized, secured and cleaned up our largest Django monolith that powers Postmates delivery service and related tools around it. Did o ...see more

Engineering Manager
Jul 2016 - Oct 2017 · 1 yr 4 mos

Led Customer Service Technology team (formerly Internal Tools team) engineers with the goal of creating software for world class customer service experience. Led the implementation of new backend service that handles customer tickets and Zendesk integration. The team also mainta ...see more

Software Engineer
Jul 2011 - Jul 2016 · 5 yrs 1 mo
San Francisco

As the first engineering hire, developed the mobile apps that Postmates released from 2011 to 2016 for on-demand delivery: two iOS apps and three Android apps. ...see more

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Software Development Engineer
BarZ Adventures
Feb 2011 - Jul 2011 · 6 mos

iPhone app development [MapKit, Facebook & Twitter Integration]


Software Developer
MapMyFitness
Dec 2010 - Mar 2011 · 4 mos

Various maintenance tasks for MapMyFitness iPhone apps


Software Development Engineer
BarZ Adventures
Feb 2008 - Nov 2010 · 2 yrs 10 mos

iPhone App for location-based multimedia tour guide (MapKit, CoreData, Concurrency, MediaPlayer, REST);
Tour content management web application (Java Persistence, Web Services, Java Server Faces, Ruby on Ra ...see more

See all 9 experiences